Exhibit 99.4

June 14, 2023

To: The United States Securities and Exchange Commission

Brookfield Corporation

Brookfield Capital Finance LLC (together, the “Company”)

We refer to the Company’s registration statement on Forms F-10 and F-3 (File Nos. 333-267243 and 333-267244), filed September 2, 2022, and the Amendment No. 1 thereto, filed September 16, 2022, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated June 7, 2023 (the “Prospectus Supplement”), we consent to the reference to our firm’s name under the heading “Legal Matters”, and consent to the use of our firm’s name and reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

Yours truly,

/s/ Goodmans LLP